UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*
_______________________

Legg Mason, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

524901105
(CUSIP Number)

Li Han
Group General Counsel
Shanda Asset Management Investment Limited
8 Stevens Road, Singapore 257819
Telephone: (+65) 6361 0971

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

______________________
December 22, 2017
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524901105

1		Names of Reporting Persons. Tianqiao Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,424
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,424
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,424
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) Less than 1% (1)
14		Type of Reporting Person (See Instructions) IN
(1) Calculated based on 91,937,502 shares of Common Stock outstanding as of November 6, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2017.

CUSIP No. 524901105

1		Names of Reporting Persons. Shanda Media Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 524901105

1		Names of Reporting Persons. Shanda Investment Group Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 524901105

1		Names of Reporting Persons. Shanda Technology Overseas Capital Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 524901105

1		Names of Reporting Persons. Shanda Asset Management Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the Common Stock, par value $0.10 per share (the “Common Stock”), of Legg Mason, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on April 21, 2016 as amended by Amendment No. 1 filed on July 7, 2016, Amendment No. 2 filed on December 20, 2016, Amendment No. 3 filed on February 1, 2017, Amendment No. 4 filed on June 30, 2017 and Amendment No. 5 filed on October 13, 2017 (“the “Original Schedule 13D”, and, collectively with this Amendment No. 6, the “Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and restated to read as follows:

The 6,424 shares of Common Stock directly owned by Mr. Chen were granted to him in his capacity as a director of the Issuer pursuant to and under the conditions of the Issuer’s Non-Employee Director Equity Plan, as amended.

Item 4. Purpose of Transaction.

The following paragraph shall be added to the end of Item 4 of the Original Schedule 13D:

On December 22, 2017, Shanda Asset Management Investment Limited entered into a Share Repurchase Agreement (the “Share Repurchase Agreement”) with the Issuer pursuant to which Shanda Asset Management Investment Limited agreed to sell to the Issuer an aggregate of 5,567,653 shares of Common Stock, at a purchase price of $40.50 per share. The foregoing description of the Share Repurchase Agreement does not purport to be complete and is qualified by reference to the Share Repurchase Agreement, a copy of which is filed herewith as Exhibit 6 and is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

As a result of the transactions contemplated by the Share Repurchase Agreement, the Reporting Persons, other than Mr. Chen, no longer hold any shares of Common Stock.

Mr. Chen directly owns 6,424 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 91,937,502 shares of Common Stock outstanding as of November 6, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2017.

Mr. Chen has the sole power to vote and dispose of the shares of Common Stock directly owned by him.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c)       On December 22, 2017, Shanda Asset Management Investment Limited sold to the Issuer an aggregate of 5,567,653 shares of Common Stock, at a purchase price of $40.50 per share, pursuant to the terms of the Share Repurchase Agreement, as described in Item 4 above.

(d)       Inapplicable.

(e)       On December 22, 2017, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 22, 2017, Shanda Asset Management Investment Limited entered into the Share Repurchase Agreement, defined and described in Item 4 above, with the Issuer pursuant to which Shanda Asset Management Investment Limited agreed to sell to the Issuer an aggregate of 5,567,653 shares of Common Stock, at a purchase price of $40.50 per share. The transaction contemplated by the Share Repurchase Agreement was consummated on the same day.

The foregoing description of the Share Repurchase Agreement does not purport to be complete and is qualified by reference to the Share Repurchase Agreement, a copy of which is filed herewith as Exhibit 6 and is incorporated into this Item 6 by reference.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following Exhibit:

Exhibit 6: Share Repurchase Agreement dated as of December 22, 2017, by and between Shanda Asset Management Investment Limited and Legg Mason, Inc.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated  December 26, 2017

TIANQIAO CHEN

By:	/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director